# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chime Financial, Inc., CIK 0001795586
CUSIP: 16935C109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 2061801

## Reporting persons
- Christopher R. Britt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,548,567; shared voting power 16,909,762; sole dispositive power 3,548,567; shared dispositive power 16,576,762; aggregate amount beneficially owned 20,458,329 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Chime Financial, Inc.
Address of issuer's principal executive offices: 101 California Street, Suite 500 , San Francisco, CA 94111

## Item 2. Person Filing
Name of person filing: Christopher R. Britt
Address of principal business office or, if none, residence:
c/o Chime Financial, Inc.
101 California Street, Suite 500
San Francisco, CA 94111
Citizenship: Christopher R. Britt is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2025, consists of (i) 14,643,564 shares of Class B Common Stock held by the Britt Living Trust, for which Mr. Britt serves as trustee, (ii) 500,000 shares of Class B Common Stock held by the Tiger Trust, for which William Gheen III serves as trustee, (iii) 500,000 shares of Class B Common Stock held by the Aloha Trust, for which William Gheen III serves as trustee, (iv) 466,599 shares of Class B Common Stock held by the Tiger GRAT, for which William Gheen III serves as trustee, (v) 466,599 shares of Class B Common Stock held by the Aloha GRAT, for which William Gheen III serves as trustee, (vi) 333,000 shares of Class B Common Stock held by Mr. Britt's spouse, (vii) 15,110 shares of Class A Common Stock held by Mr. Britt, (viii) 3,509,915 shares of Class A Common Stock, convertible into Class B Common Stock, subject to stock options exercisable within 60 days of June 30, 2025, and (ix) 23,542 shares of Class A Common Stock, convertible into Class B Common Stock, subject to restricted stock units scheduled to vest within 60 days of June 30, 2025.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
Percent of class:
5.70%

The ownership percentage above is calculated based on 338,594,524 shares of Class A Common Stock outstanding as of June 30, 2025, as confirmed to Mr. Britt by the Issuer, which number includes shares of Class A Common Stock, subject to stock options and restricted stock units, beneficially held by Mr. Britt and exercisable or scheduled to vest, as applicable, within 60 days of June 30, 2025, plus the assumed conversion of 16,924,872 shares of Class B Common Stock deemed beneficially owned by Mr. Britt, as described herein, into shares of Class A Common Stock.
Sole power to vote or to direct the vote: 3,548,567 shares
Shared power to vote or to direct the vote: 16,909,762 shares
Sole power to dispose or to direct the disposition: 3,548,567 shares
Shared power to dispose or to direct the disposition: 16,576,762 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Christopher R. Britt: /s/ Christopher R. Britt, Chief Executive Officer (08/14/2025)